UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 8, 2016

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in the Board of Directors and Board Committees
On December 6, 2016, Douglas Burgum tendered his resignation, effective December 7, 2016, as a member of the board of directors of Atlassian Corporation Plc (the “Company”). Mr. Burgum informed the board that the reason for his resignation is due to his standing as Governor-elect of North Dakota. The board of directors accepted Mr. Burgum’s resignation with thanks for his efforts and contributions to the Company.
Following Mr. Burgum’s resignation, the directors and board committee composition of the Company are:
Michael Cannon-Brookes
Scott Farquhar (1)
Shona Brown (2)
Heather Mirjahangir Fernandez (3) (4)
Jay Parikh (2)
Enrique Salem (3) (4)
Steve Sordello (3)
Richard Wong (2) (4)
(1) Chairman of the board of directors.
(2) Member of the compensation and leadership development committee.
(3) Member of the audit committee.
(4) Member of the nominating and corporate governance committee.
Results of 2016 Annual General Meeting
On December 6, 2016, the Company held its 2016 Annual General Meeting (“AGM”). At the AGM, eight resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 27, 2016, were considered and acted upon. All eight resolutions were proposed and approved on a poll.
Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 17, 2016, the voting record date, there were 82,167,285 Class A ordinary shares and 138,011,962 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

Resolutions	For	Against	Abstain
1. To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2016 (the “Annual Report”).	1,432,570,071	202,843	111,179
2. To approve the Directors’ Remuneration Report, other than the part containing the Directors’ Remuneration Policy, as set forth in the Annual Report.	1,420,482,625	382,791	12,018,677
3. To approve the Directors’ Remuneration Policy, as set forth in the Directors’ Remuneration Report in the Annual Report.	1,388,610,759	31,885,191	12,388,143
4. To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting.	1,432,295,981	70,250	517,862
5. To authorize the audit committee of the board of directors to determine the remuneration of the auditor.	1,432,784,976	48,326	50,791
6. To authorize the directors to allot ordinary shares in the capital of the Company.	1,412,819,966	19,571,295	492,832
7. To approve the disapplication of statutory pre-emption rights for shares allotted under the authority granted by resolution 6.	1,411,008,604	21,446,657	428,832
8. To approve an amendment to the articles of association to provide the board of directors with the ability to require the directors to stand for re-election at each annual general meeting of the Company.	1,432,795,163	18,639	70,291
Amended Articles of Association
At the AGM, the shareholders approved a resolution amending the Company’s articles of association to provide the board of directors with the ability to require the directors to stand for re-election at each annual general meeting of the Company. The first annual general meeting at which the directors will stand for re-election will be the 2017 Annual General Meeting.
The articles of association of the Company were amended by inserting the following new article 84A and article 84B:
“Annual re-election of directors
84A.    The directors shall, if the board so determines, stand for re-election at each annual general meeting of the Company, except any director appointed by the board after the notice of that annual general meeting has been given and before the annual general meeting. A director who stands for re-election at an annual general meeting and is re-appointed shall be treated as continuing in office throughout.
Director not reappointed at annual general meeting
84B.    If a director stands for re-election at an annual general meeting and is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place, or, if it does not do so, until the close of the meeting.”
The Company is hereby filing its amended articles of association, attached as Exhibit 3.1 to this report on Form 6-K and incorporated by reference herein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 8, 2016	Atlassian Corporation Plc

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number	Exhibit Title

3.1	Amended Articles of Association of the Company effective December 6, 2016